SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

November 28, 2002

COMMISSION FILE NUMBER:

01-16778

QUEST INVESTMENT CORPORATION

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

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Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Prepared in accordance with Canadian GAAP)

QUEST INVESTMENT CORPORATION

(formerly Bradstone Equity Partners, Inc.)

Nine months ended September 30, 2002

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QUEST INVESTMENT CORPORATION

(formerly Bradstone Equity Partners, Inc.)

Consolidated Balance Sheets

(Expressed in thousands of Canadian Dollars)

(Prepared in accordance with Canadian GAAP)

September 30, 2002 and December 31, 2001

		2002	2001

		(unaudited)	(audited)

Assets
Current assets:
Cash and cash equivalents		$997	$77
Accounts receivable		173	-
Bridge loans receivable (note 4)		10,338	1,248

		11,508	1,325
Restricted cash (note 9)		3,843	-
Investments (note 5)		12,442	6,823
Other assets (note 6)		822	-

		$28,615	$8,148

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities		$171	$218
Deferred revenue		728	-

		899	218

Shareholders' equity:
Share capital (note 7)		27,206	18,544
Contributed surplus		136	617
Retained earnings (deficit)		374	(11,231)

		27,716	7,930

		$28,615	$8,148

See accompanying notes to consolidated financial statements.
Approved on behalf of the Board

"Brian E. Bayley"	Director

"A. Murray Sinclair"	Director

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QUEST INVESTMENT CORPORATION

(formerly Bradstone Equity Partners, Inc.)

Consolidated Statements of Operations and Retained Earnings (Deficit)

(Expressed in thousands of Canadian Dollars, except per share and share amounts)

(Prepared in accordance with Canadian GAAP)

  (Unaudited)

Three months ended			Nine months ended
	September 30,		September 30,

	2002	2001	2002	2001

Revenues:
Interest and related fees (note 9)	$484	$49	$545	$199
Other	7	-	7	-

	491	49	552	199

Expenses:
Accounting and legal	139	111	444	123
General and administrative	114	15	172	76
Management fees (note 9)	179	59	257	187
Officer, director and employee compensation (note 9)	165	50	238	125

	597	235	1,111	511

Loss before other items	(106)	(186)	(559)	(312)

Other:
Gain (loss) on disposal of securities	277	(20)	266	(208)
Foreign exchange gain	229	31	229	38
Write-down of investments	(26)	-	(26)	-

	480	11	469	(170)

Net income (loss)	374	(175)	(90)	(482)
Deficit, beginning of period	(11,695)	(4,360)	(11,231)	(4,053)
Reduction of stated capital (note 7)	11,695	-	11,695	-

Retained earnings (deficit), end of period	$374	$(4,535)	$374	$(4,535)

Basic and diluted earnings (loss) per share	$0.01	$(0.02)	$(0.01)	$(0.06)

Weighted average shares outstanding	28,467,414	8,177,456	14,940,905	8,177,456

See accompanying notes to consolidated financial statements.

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QUEST INVESTMENT CORPORATION

(formerly Bradstone Equity Partners, Inc.)

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian Dollars)

(Prepared in accordance with Canadian GAAP)

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,

	2002	2001	2002	2001

Cash provided by (used in):

Operations:
Net income (loss)	$374	$(175)	$(90)	$(482)
Items not involving cash:
(Gain) loss on disposal of securities	(277)	20	(266)	208
Foreign exchange and other	38	(30)	34	(38)
Capitalized interest on bridge loans	(15)	(42)	(30)	(115)
Net changes in non-cash balances
relating to operations:
Accounts receivable	(19)	27	(19)	(2)
Accounts payable and accrued liabilities	(50)	123	(148)	159
Deferred revenue	(159)	-	(159)	-

	(108)	(77)	(678)	(270)

Investing:
Purchase of leasehold improvements	(43)	-	(43)	-
Purchase of securities	(1,073)	(3)	(1,486)	(74)
Proceeds on sale of securities	2,573	88	4,837	2,073
Proceeds from repayment of bridge loans	660	32	660	102
Advances on bridge loans	(7,211)	(26)	(9,161)	(976)
Restricted cash	739	-	(11)	-
Cash acquired from Arrangement (note 3)	5,835	-	5,835	-

	1,480	91	631	1,125

Financing:
Issuance of share capital	32	-	32	-
Share issuance costs	(410)	-	(410)	-
Notes payable	-	-	1,345	(820)

	(378)	-	967	(820)

Increase in cash and cash equivalents	994	14	920	35
Cash and cash equivalents, beginning of period	3	3	77	(18)

Cash and cash equivalents, end of period	$997	$17	$997	$17

Supplementary cash flow information (note 8)
See accompanying notes to consolidated financial statements.

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QUEST INVESTMENT CORPORATION

(formerly Bradstone Equity Partners, Inc.)

Notes to Consolidated Financial Statements

(Dollar amounts in tables expressed in thousands of Canadian Dollars)

(Prepared in accordance with Canadian GAAP)

(Unaudited)

Nine months ended September 30, 2002

1.	Basis of presentation:
The interim consolidated financial statements include the accounts of Quest Investment Corporation and its subsidiaries ("the Company"), and are presented in accordance with Canadian generally accepted accounting principles. The Company is a merchant banking organization that focuses on providing financial services, specifically bridge loans, to small and mid-cap companies in North America. The Company supplements the bridge loan business by making income generating investments and equity investments in emerging companies.

The interim financial statements have been prepared following the same accounting policies and methods of computation as the audited annual financial statements for the year ended December 31, 2001, except as described in Note 2. The disclosures provided below are incremental to those included with the audited annual financial statements. The interim consolidated financial statements should be read conjunction with the audited annual financial statements and the notes thereto for the year ended December 31, 2001.

On July 4, 2002, Bradstone Equity Partners, Inc. ("Bradstone"), Peruvian Gold Limited ("Peruvian"), Glenex Industries Inc. ("Glenex") and Stockscape.com Technologies Inc. ("Stockscape"), pursuant to a plan of arrangement, amalgamated and the resulting corporation is called Quest Investment Corporation (note 3).

2.	Changes in accounting policies:
On January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants' new recommendations on stock-based compensation and other stock-based payments. The Company has granted no such awards and consequently the adoption of the new standard had no impact on the figures presented.

The Company accounts for employee stock options using the intrinsic value method. As the exercise price for all stock options granted is equal to the market value of the stock on the grant date, no compensation expense is required to be recognized under the intrinsic value method. Consideration paid by employees on exercise of the stock options is recorded as share capital.

4

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QUEST INVESTMENT CORPORATION

(formerly Bradstone Equity Partners, Inc.)

Notes to Consolidated Financial Statements

(Dollar amounts in tables expressed in thousands of Canadian Dollars)

(Prepared in accordance with Canadian GAAP)

(Unaudited)

Nine months ended September 30, 2002

3.	Business combination:
On July 4, 2002, Bradstone Equity Partners, Inc. ("Bradstone"), Peruvian Gold Limited ("Peruvian"), Glenex Industries Inc. ("Glenex") and Stockscape.com Technologies Inc. (Stockscape), pursuant to a plan of arrangement (the "Arrangement"), amalgamated and the resulting corporation is called Quest Investment Corporation ("Quest"). Under the terms of the Arrangement, shareholders received Quest Class A subordinate voting (one vote per share) common shares ("Quest Class A shares") on the basis of: (1) Quest Class A share for every 1.7156 common share of Peruvian, 2.2680 common shares of Glenex or 4.1387 common shares of Stockscape. In addition, outstanding options and warrants in Peruvian, Glenex and Stockscape were converted at the same ratio, resulting in 595,872 options and 96,649 warrants being issued by the Company.

These acquisitions have been accounted for using the purchase method of accounting and results of operations have been consolidated since the date of acquisition. The following is a breakdown of the net assets acquired:

	Peruvian	Glenex	Stockscape	Total

Net assets acquired:
Cash	$1,626	$3,062	$1,147	$5,835
Restricted cash	3,661	-	-	3,661
Accounts receivable	14	129	11	154
Investments	2,137	300	6,144	8,581
Other assets	1,945	179	-	2,124
Accounts payable	-	(68)	(32)	(100)

Acquisition cost	$9,383	$3,602	$7,270	$20,255

Consideration:
Issuance of 20,254,613 Class A subordinate voting shares				$20,095
Issuance of options exercisable to 595,872 Class A subordinate voting shares				155
Issuance of warrants exercisable to 96,649 Class A subordinate voting shares				5

				$20,255

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QUEST INVESTMENT CORPORATION

(formerly Bradstone Equity Partners, Inc.)

Notes to Consolidated Financial Statements

(Dollar amounts in tables expressed in thousands of Canadian Dollars)

(Prepared in accordance with Canadian GAAP)

(Unaudited)

Nine months ended September 30, 2002

4.	Bridge loans receivable:
Bridge loans and promissory notes bear interest at rates varying from 6% to 12% per annum and are collateralized and\or supported by guarantees. All amounts are either payable on demand or are due within the one year. Refer to note 9 for related party transactions.

5.	Investments: Investments are comprised:
		2002	2001

	Securities:
	Publicly traded companies - quoted market value
	$12,335, as at September 30, 2002 (note 9)	$10,178	$4,558
	Private companies	2,264	2,264

		$12,442	$6,852

6.	Other assets:
	Other assets are comprised:

		2002	2001

	Leasehold improvements, net of
	accumulated amortization of $0	$43	$-
	Mineral property	600	-
	Cash surrender value of life insurance policy	179	-

		$822	$-

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QUEST INVESTMENT CORPORATION

(formerly Bradstone Equity Partners, Inc.)

Notes to Consolidated Financial Statements

(Dollar amounts in tables expressed in thousands of Canadian Dollars)

(Prepared in accordance with Canadian GAAP)

(Unaudited)

Nine months ended September 30, 2002

7.	Share capital:
	(a)	Authorized: 100,000,000 Class A Subordinate Voting Shares 100,000,000 Class B Multiple Voting Shares (5 votes per share) 100,000,000 First Preferred Shares 100,000,000 Second Preferred Shares

(b) Issued and outstanding:

	Number of shares	Stated Value

Class A Subordinate Voting Shares

Balance, December 31, 2001	4,109,690	$9,318
Issued for cash on exercise of stock options	55,115	56
Issued pursuant to Arrangement (note 3)	20,254,613	20,095
Less: Share issuance costs	-	(410)
Reduction of stated capital against deficit	-	(5,512)

Balance, September 30, 2002	24,419,418	23,547

Class B Multiple Voting Shares

Balance, December 31, 2001	4,067,766	9,225
Reduction of stated capital against deficit	-	(5,566)

Balance, September 30, 2002	4,067,766	3,659

		$27,206

As a result of the Arrangement described in note 3, the Company has recorded a reduction in its stated capital of $11,695,000 which was an amount equal to it's deficit as of June 30, 2002. Accordingly, the stated value of the Class A subordinate voting shares, the Class B multiple voting shares and contributed surplus has been reduced by $5,512,000, $5,566,000 and $617,000, respectively.

7

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QUEST INVESTMENT CORPORATION

(formerly Bradstone Equity Partners, Inc.)

Notes to Consolidated Financial Statements

(Dollar amounts in tables expressed in thousands of Canadian Dollars)

(Prepared in accordance with Canadian GAAP)

(Unaudited)

Nine months ended September 30, 2002

7.	Share capital (continued):
	(c) Stock options:

		Number of	Exercise price
	Class A Subordinate Voting Shares	stock options		per share

	Outstanding, December 31, 2001	250,000		$1.41
	Re-issued pursuant to Arrangement (note 3)	595,872		$0.57 - US$2.07
	Exercised	(55,115)		$0.57
	Cancelled	(250,000)		$1.41

	Outstanding, September 30, 2002	540,757	$0.77-US$2.07

	Stock options outstanding expire between December 31, 2002 and April 12, 2004.
	(d) Warrants:

		Number of	Exercise price
	Class A Subordinate Voting Shares	warrants		per share

	Outstanding, December 31, 2001	-		-
	Re-issued pursuant to Arrangement (note 3)	96,649		$2.07

	Outstanding, September 30, 2002	96,649		$2.07

	Warrants outstanding expire on June 30, 2003.

8.	Supplemental cash flow information:

			2002	2001

	Cash paid for interest and income taxes		$-	$-
	Non-cash financing and investing activities:
	Issue of shares pursuant to Arrangement	20,255		-
	Reduction of stated capital against deficit	11,695		-
	Shares received as bridge loan bonuses		160	-
	Deferred payments received in conjunction with bridge loans		727	-

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QUEST INVESTMENT CORPORATION

(formerly Bradstone Equity Partners, Inc.)

Notes to Consolidated Financial Statements

(Dollar amounts in tables expressed in thousands of Canadian Dollars)

(Prepared in accordance with Canadian GAAP)

(Unaudited)

Nine months ended September 30, 2002

9.	Related party transactions: a) Prior to the Arrangement, Stockscape and Glenex had entered into Services Agreement with Quest Management Corp. ("QMC"), a company related by virtue of certain officers and directors in common. Under these agreements, Stockscape and Glenex agreed to pay QMC a fee of $8,500 per month plus expenses for office space, supplies, and accounting services.
During the nine months ended September 30, 2002, $25,500 (2001 - $nil) was charged by Quest.

b) Prior to the Arrangement, Peruvian had provided a US$2.4 million (CAD$3,843,000) guarantee to a financial institution for an outstanding loan of A&E Capital Funding Inc. ("A&E"), a company related by virtue of certain officers and directors in common. The Company and A&E are in the process of restructuring its agreement with the financial institution to eliminate the guarantee.

c) Prior to the Arrangement, the Company was paying A&E a management fee equal to 1.5% of assets under administration less certain recoverable amounts. For the nine months ended September 30, 2002, the Company paid A&E fees of $257,000 (2001 - $187,000). The Company terminated this agreement effective June 30, 2002 and paid A&E a termination fee of $179,000.

c) During the nine months ended September 30, 2002, the Company received $175,000 (2001 -$104,000) in interest and fees from related parties by virtue of certain officers and directors in common. Officer, director and employee compensation expense includes $104,000 (2001 -$77,000) in consulting fees paid to three (2001 - two) directors of the Company for the nine months ended September 30, 2002.

 d) Shares in publicly traded companies includes $9,345,000 of shares held in companies related by virtue of certain officers and directors in common. Bridge loans and promissory notes includes $1,650,000 in amounts due from related parties, by virtue of certain officers and directors in common.

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QUEST INVESTMENT CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED SEPTEMBER 30, 2002

The following discussion and analysis of financial position and results of operations of Quest Investment Corporation (the "Company") should be read in conjunction with the unaudited consolidated financial statements and the notes thereto for the nine months ended September 30, 2002, and in conjunction with the Company's 2001 information circular which contains the Management's Discussion and Analysis and the audited annual financial statements of the Company.

Quest Investment Corporation is a merchant banking organization which focuses on providing financial services to small and mid-cap companies in North America. The Company supplements its bridge loan business by making income generating investments and equity investments in emerging companies.

Business Combination

On April 5, 2002, Bradstone Equity Partners, Inc. ("Bradstone") announced that it had entered into an arrangement with Peruvian Gold Limited ("Peruvian"), Glenex Industries Inc. ("Glenex") and Stockscape.com Technologies Inc. ("Stockscape"). On July 4, 2002, these four companies, pursuant to a plan of arrangement, amalgamated and the resulting name of the corporation was changed to Quest Investment Corporation. Following the amalgamation, the former shareholders of Bradstone held an equity interest of approximately 29% of the amalgamated entity but due to their multiple voting shares, held a voting interest of approximately 55% in the amalgamated entity. From an accounting perspective, Bradstone was deemed to have acquired the other three companies. The assets, liabilities and operations of Peruvian, Glenex and Stockscape are combined with those of Bradstone commencing as of the date of the amalgamation. The comparative figures for 2001 and for the first six months of 2002 are those of Bradstone. Accordingly, in this discussion and analysis, any reference to the Company prior to the amalgamation refers to Bradstone.

As a result of the amalgamation, the Company issued 20.25 million Class A subordinated voting Common shares ("Class A Shares") and stock options and warrants to purchase additional Class A shares in exchange for assets valued at $20.26 million. As a result, the assets of the Company increased from $8.2 million on December 31, 2001 to $28.6 million as of September 30, 2002. Similarly, during the same period, the net shareholders' equity increased from $7.9 million to $27.7 million and the total shares outstanding increased from 8.1 million to 28.5 million, comprised of Class A shares and Class B multiple voting shares.

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Financial Summary

Net earnings in the third quarter were $374,000 ($0.01 per share) compared with a net loss of $175,000 (loss of $0.02 per share) in the third quarter of 2001. For the nine months ended September 30, 2002 the net loss was $90,000 (loss of $0.01 per share) compared with a net loss of $482,000 (loss of $0.06 per share) a year ago.

Revenues

The amalgamated entity provides improved liquidity and permits the expansion of the Company's bridge loan activities. During the current quarter, the Company completed five bridge loans, which resulted in a substantial increase in interest and fee revenues compared to the previous year.

Expenses

Due to restructuring costs associated with the amalgamation of the four companies, expenses increased substantially in 2002. Considerable time and effort was required to put together the amalgamation agreement and this is reflected in the year to date increase in accounting and legal costs from $123,000 in 2001 to $444,000 in 2002. The Company also incurred significant printing, mailing and transfer agent fees to effect the amalgamation. As well, extra administrative costs were incurred to consolidate the accounting and administrative files and to complete the amalgamation of the four companies.

Management fees for the nine months ending September 30, 2002 were $257,000 compared to $187,000 for the corresponding period in 2001. During the third quarter of 2002, the Company paid a management fee of $179,000 to A&E Capital Funding Inc. ("A&E") a company related by virtue of certain common directors. Prior to June 30, 2002, A&E was charging a fee calculated as 1.5% of assets under administration, less certain adjustments. As consideration for the termination of this fee, the Company paid the fee of $179,000 to A&E.

Other

For the nine months ended September 30, 2002, the Company recorded a foreign exchange gain of $229,000 compared to $38,000 for the corresponding period of 2001. The foreign exchange gain was recorded on certain US dollar denominated cash and loan balances as a result of the fluctuation in exchange rates between the Canadian and US dollar.

Following the amalgamation of the four companies, management conducted a review of its investments and sold various equity positions recording a gain on such disposals of $277,000. Management intends to continue this review and may dispose of investments as market conditions permit. It is intended that proceeds from the sale of investments will be used to finance bridge loan activities. For the nine months ended September 30, 2002, the Company recorded a gain on disposal of securities of $266,000 compared to a loss on disposal of $208,000 in 2001.

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Financial Position and Liquidity

Prior to the amalgamation, the Company's business activities were restricted due to a lack of working capital. The amalgamation resulted in a substantial increase in assets and working capital. Between December 31, 2001 and September 30, 2002, total assets increased from $8.1 million to $28.6 million. The increase in assets was the result of the amalgamation and include cash of $9.5 million of which $3.66 million is restricted, investments of $8.58 million and other assets of $2.1 million. The restricted cash asset relates to a guarantee provided to a financial institution for an outstanding loan of A&E., a company related by virtue of certain common officers and directors. The Company and A&E are in the process of restructuring its agreement with the financial institution to eliminate the guarantee.

During the nine months ended September 30, 2002, the Company sold various investments, receiving proceeds of $4.8 million (2001 - $2.07 million) and as mentioned above, it obtained investments of $5.8 million as a result of the amalgamation. Cash obtained from the amalgamation and from the sale of investments was utilized mainly to expand the Company's bridge loan business. The Company invested $7.2 million in bridge loans in the third quarter of 2002 compared to $26,000 in the third quarter of 2001 and invested $1.07 million in investments in the third quarter of 2002 compared to $3,000 in the third quarter of 2001. The Company has no significant debt or liabilities.

Shares outstanding

The Company had the following securities issued and outstanding as of November 27, 2002.

Class A Subordinate Voting Shares
Class A shares issued	24,419,418
Stock options	540,757
Share purchase warrants	96,649

Class A Subordinate Voting Shares - fully diluted	25,056,824

Class B Multiple Voting Shares (Five votes per share)	4,067,766

Total shares fully diluted	29,124,590

Outlook

The Company's income is sensitive to prevailing interest rates, the number of bridge loans completed, the quality of assets received as collateral for those loans and the buoyancy of the stock market. Although the Company was profitable during the third quarter of 2002, there is no guarantee that the Company will be profitable in the future. Management is continuing to review the assets acquired as a result of the amalgamation and intends to dispose of non-strategic assets and to use the proceeds to expand its merchant banking activities. This review may result in write-downs or losses on the disposal of certain assets.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEST INVESTMENT CORPORATION

(the Registrant)

Date:	November 28, 2002	By:	(signed) Sandra Lee
Signature Sandra Lee Secretary
Name* Title

*Print name and title under the signature of the signing officer

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document Required to be Furnished

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer

(i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or

(ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or

(iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (i),(ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to securityholders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d).  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to securityholders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.